Announcement, Perth, Australia
Annual General meeting Chairmans speech

PERTH, AUSTRALIA
27 October 2004

Good morning ladies and gentlemen and welcome to the 16th Annual General Meeting of Orbital Engine Corporation
Limited. My name is Don Bourke and I will be chairing todays meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

With me today are my fellow nonexecutive Directors, Grahame
Young and John Marshall, and Managing Director and Chief
Executive Officer,  Peter Cook.  Also present is Mr Keith
Halliwell, our Chief Financial Officer and Joint Company
Secretary.

In addition, we have with us today Denise McComish, representing our auditors, KPMG and Nigel Hunt representing our legal advisers, Mallesons Stephen Jaques.

I will start proceedings this morning by giving you a brief overview of Orbitals year, followed by details of the strategic direction of the Company. Peter Cook will then follow up with a more detailed review of the 2004 financial year highlights and results, after which we will conduct the formal business of the meeting. We will then take questions from the floor.

The 2004 Year

Following on from the small profit recorded in the second half of the 2003 year, I am pleased to report that the Company has been able to achieve a profit of 3.4 million dollars in 2004. This is a turnaround of 5.3 million dollars from the full year loss of 1.9 million dollars in 2003.

By maintaining a focus on reducing costs and increasing the utilisation in our powertrain engineering services business, we have also been able to generate positive cash flow of approximately 700,000 dollars from our operations. Coupled with the capital raisings undertaken towards the beginning of the 2004 financial year, this allowed us to increase cash on hand by over 3 m dollars from the end of the previous financial year.

This is a pleasing result, but there is still work to be done to maintain the momentum and continue to deliver improved results that will deliver increased value to the shareholders, as reflected in our share price.

To this end, as foreshadowed at last years AGM, a review of the Companys strategic direction was carried out during the year.

Strategy

Currently your company derives its revenue from three main sources, namely powertrain engineering services, licensing and royalties, and a 50 per cent share of Synerject, our joint venture with Siemens VDO. Our strategy review has highlighted that the focus on these areas should be maintained and, where appropriate, strengthened.

The Company is acknowledged by both its customers and the market generally as having considerable expertise in powertrain engineering services. To capitalise on this, we have initiated a more aggressive approach to marketing these skills, particularly within the Asian region where we are not only cost competitive but operate in essentially the same time zone as the customer, thus providing us with an advantage over our European and US competitors.

At the same time, our efforts to grow licensing and royalty revenue will focus on niche markets, again concentrating on the Asian region, where our technology has been recognised as providing an affordable solution for reductions in 2 stroke vehicle emissions. We are currently working with Bajaj Auto Limited, one of Indias largest producers of two and three wheelers, and which dominates the autorickshaw market segment in Asia. Our arrangements with Bajaj will see Orbitals fuel injection technology applied to a significant volume of their autorickshaw three wheeler vehicles, with production expected to commence during late 2005.

Revenue generated from our powertrain engineering service activities will be used, in part, to undertake specifically targeted R and D to develop a second generation of products utilising Orbitals technology. This development is aimed at improving performance and lowering unit cost to further enhance the commercialisation opportunities for Orbitals technology. Further work on the adaptation of our technology for use with alternate fuels will also be undertaken.

A significant contributor to Orbitals results is Synerject, which is a manufacturer of air injectors and fuel rail assemblies and a fuel systems supplier to the nonautomotive market. Part of our ongoing strategy is to ensure the continued growth of this business so that we have an acceptable supplier to provide component parts that incorporate our technology as well as create a business that will enhance Orbital shareholders equity.

In addition to organic growth of our existing revenue streams, we will also consider, under very strict guidelines and selection criteria, growth through acquisition of complementary businesses.

It is disappointing that the turnaround in the Companys profitability has not been reflected in the Companys share price. One contributing factor may be the low shareholding in the Company by institutional investors. Your directors have recognised this issue and during the course of the last year we have spoken to a number of institutions regarding investment in the Company. The feedback we have received recently has been positive, particularly in relation to the Companys turnaround. Creating a track record of sustainable growth and profit is likely to enhance our attractiveness as an investment for these institutions.

Our strategy is designed to achieve this goal and we will continue working towards our aim of restoring shareholder value. The ultimate measure of our success will be achieving a higher share price.

Thank you.

Peter Cook will now address you



ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668